               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*



                          INNOVIR LABORATORIES, INC.
                          --------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.013 PAR VALUE
             ----------------------------------------------------
                        (Title of Class of Securities)


                                   457644106
                              -------------------
                                (CUSIP Number)

                           Mr. Francis M. O'Connell
                            Chief Financial Officer
                          VIMRX Pharmaceuticals Inc.
                       2751 Centerville Road, Suite 210
                          Wilmington, Delaware 19808
                                (302) 998-1734
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               December 24, 1998
           --------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 5 Pages)




--------------------------------------------------------------------------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 5 Pages

                                  SCHEDULE 13D

CUSIP No. 457644106

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          VIMRX Pharmaceuticals Inc.  06-1192468

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                             (b)


3.        SEC USE ONLY

4.        SOURCE OF FUNDS

          WC  See Item 3.

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(D) OR 2(E)

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                         7.   SOLE VOTING POWER
     NUMBER OF
                              47,195,679
      SHARES

   BENEFICIALLY          8.   SHARED VOTING POWER

   OWNED BY EACH              0

     REPORTING           9.   SOLE DISPOSITIVE POWER

    PERSON WITH               47,195,679

                         10.  SHARED DISPOSITIVE POWER

                              0

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          47,195,679 See Item 5(a).

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          100 %
14.       TYPE OF REPORTING PERSON
          CO
-------------------------------------------------------------------------------

                                                               Page 3 of 5 Pages

ITEM 1.    SECURITY AND ISSUER.

     The securities to which this Amendment No. 3 to Schedule 13D relate are shares of Common Stock, $.013 par value per share (the "Issuer Common Stock"), of Innovir Laboratories, Inc., a corporation organized under the laws of Delaware (the "Issuer"). The address of the Issuer's principal executive office is 510 East 73rd Street, New York, New York 10021.


ITEM 2.  IDENTITY AND BACKGROUND.

     The person filing this statement is VIMRX Pharmaceuticals Inc., a corporation organized under the laws of the State of Delaware ("VIMRX"). VIMRX is a biotechnology company comprised of a diverse portfolio of companies, technologies and compounds. The address of VIMRX's principal business and principal office is 2751 Centerville Road, Suite 210, Wilmington, Delaware 19808.

     During the last five years, VIMRX has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding VIMRX was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On December 24, 1998 VIMRX paid (i) $7,500 in cash from VIMRX's working capital to the Aries Domestic Fund, L.P., a Delaware limited partnership, for 750,000 shares of Issuer Common Stock, and (ii) $17,500 in cash from VIMRX's working capital to the Aries Fund, a Cayman Island Trust, for 1,750,000 shares of Issuer Common Stock.

ITEM 4.          PURPOSE OF TRANSACTION.

     The aggregate of 2,500,000 shares of Issuer Common Stock purchased on December 24, 1998 from the Aries Fund and the Aries Domestic Fund, L.P. (collectively the "Aries Funds") were acquired by VIMRX to allow the Aries Funds to realize a capital loss on their investment in Issuer Common Stock.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

(a)  VIMRX beneficially owns  47,195,679 shares of Issuer Common Stock including
     (i) 2,000,000 shares of Issuer Common Stock issuable upon exercise of warrants, 1,000,000 of which were issued to VIMRX by the Issuer in December, 1996 and 1,000,000 of which were issued to VIMRX by the Issuer in December, 1997, (ii) 9,500,000 shares of Issuer Common Stock acquired from the Aries Funds in December, 1996, (iii) 1,000,000 shares of Issuer Common Stock acquired upon the exercise by VIMRX of warrants in August, 1997, such warrants having been issued to VIMRX by the Issuer in December, 1996, (iv) 8,666,666 shares of Issuer Common Stock acquired by VIMRX upon the conversion by VIMRX of 8,666,666 shares of Issuer Preferred Stock issued to VIMRX by the Issuer in December, 1996, (v) 5,080,436 shares

                                                               Page 4 of 5 Pages

     of Issuer Common Stock purchased pursuant to an agreement, dated December 31, 1997 by and between the Issuer and VIMRX (the "Agreement"), (vi) 14,475,044 shares of Issuer Common Stock purchased pursuant to the Agreement from February 19, 1998 through August 10, 1998, (vii) 3,973,533 shares of Issuer Common Stock issued as of June 30, 1998 upon cancellation of $1,158,947 in loans and advances), (viii) 750,000 shares of Issuer Common Stock purchased from the Aries Domestic Fund, L.P., a Delaware limited partnership, on December 24, 1998, and (iv) 1,750,000 shares of Issuer Common Stock purchased from the Aries Fund, a Cayman Island Trust on December 24, 1998, representing an aggregate of approximately 85.4% of the outstanding shares of Issuer Common Stock based upon the 55,279,502 shares of Issuer Common Stock outstanding (including the 2,000,000 warrants for the purchase of Issuer Common Stock held by VIMRX).

(b) VIMRX has sole power to vote or to direct the vote of 47,195,679 shares of Issuer Common Stock and has sole power to dispose of or direct the disposition of all of such shares.

(c) On December 24, 1998, VIMRX purchased 2,500,000 shares of Issuer Common Stock from the Aries Funds for a purchase price of $.01 per share.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.


ITEM   7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                                               Page 5 of 5 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              Date: January 8 ,1999



                                              VIMRX PHARMACEUTICALS INC.


                                              By: /s/ Francis M. O'Connell
                                                  ---------------------------
                                                  Francis M. O'Connell
                                                  Vice President, Finance